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EXHIBIT 23(N)

                        DAVIS NEW YORK VENTURE FUND, INC.
                           PLAN PURSUANT TO RULE 18f-3
                            AS AMENDED JUNE 10, 2003

         Registrant elects to offer different classes of shares of its common stock pursuant to Rule 18f-3 under the following Plan.

         1. Registrant's current Plan encompasses five classes of shares that may be offered as follows:

         (a) Class A shares with a front end sales charge ("FESC") subject to certain exceptions, a contingent deferred sales charge ("CDSC") under certain circumstances, and to Rule 12b-1 fees ("Rule 12b-1 fees"). The applicable FESC, including reductions and exceptions, application of the CDSC and the Rule 12b-1 fees are set forth in Exhibits "A" and "F" attached hereto.

         (b) Class B shares at net asset value subject to (i) Rule 12b-1 fees and (ii) a CDSC for redemptions or repurchases by the Registrant effected within a certain period of time not exceeding eight years from the date of purchase. Class B shares outstanding will automatically convert to Class A shares within eight years after the end of the month in which the shares were purchased. (However, for shares purchased before December 1, 1994 which are represented by stock certificates, the stock certificates must be returned to the transfer agent to effect conversion.) In addition, certain Class B shares held by certain defined contribution plans automatically convert to Class A shares based on increases of plan assets. The deferred sales charges, conversion and Rule 12b-1 fees are as set forth in Exhibits "B" and "F" attached hereto.

         (c) Class C shares at net asset value subject to a fee upon redemption within one year of purchase and Rule 12b-1 fees. The terms and conditions of the Class C shares are as set forth in Exhibits "C" and "F" attached hereto.

         (d) Class Y shares at net asset value with no Rule 12b-1 charges. Class Y shares are available only to certain types of investors as defined in Exhibit "D" attached hereto.

         (e) Class R shares at net asset value subject to Rule 12b-1 charges. Class R shares are available only to certain types of investors as defined in Exhibit "E" attached hereto.

         (f) Exchange Privileges: The exchange privileges are set forth in Exhibit "G" hereto. In summary, for a nominal exchange fee, shares of a class may be exchanged for shares of the same class of certain other registrants with the same investment adviser or distributor (or any series issued by such registrants) at net asset value except that: (i) Any shares issued in exchange for shares still subject to any unpaid FESC or CDSC or other charge payable upon redemption remain subject to such unpaid charges; (ii) Money market series Class A shares which were initially purchased from the money market series may be exchanged for any class of shares at the public offering price of the acquired shares (which may include a sales charge) and are subject to any CDSC or other charge upon redemption normally applicable to the acquired

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shares; and (iii) Class A shareholders who are eligible to purchase Class Y shares may exchange their shares for Class Y shares of the Fund.

         2. Income, realized and unrealized capital gains and losses and expenses not allocated to a particular class are allocated to each class on the basis of relative net assets. Expenses allocable to a specific class are expenses specifically incurred for such class including the following:

         (a) Rule 12b-1 expenses
         (b) Incremental transfer agency expenses
         (c) Incremental costs of preparing, printing and mailing shareholder reports, proxy materials and prospectuses related to such class
         (d) Registration fees and other expenses of registration of the shares of such class under laws or regulations of any jurisdiction in which the class of shares is to be offered
         (e) Directors' fees and expenses incurred as a result of issues relating solely to such class
         (f) Legal and accounting expenses relating solely to such class.

         3. Each class will vote separately with respect to any matter as required by applicable law or which separately affects that class. As provided in the Articles of Incorporation, each dollar of net asset value per share is entitled to one vote.




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                                    EXHIBIT A

         CLASS A SHARES. Class A shares are sold at their net asset value plus a sales charge. The amounts of the sales charges are shown in the following table.

      AMOUNT OF PURCHASE            SALES CHARGE AS          CHARGE AS APPROXIMATE      CUSTOMARY CONCESSION TO YOUR
                                 PERCENTAGE OF OFFERING      PERCENTAGE OF AMOUNT         DEALER AS PERCENTAGE OF
                                         PRICE                     INVESTED                    OFFERING PRICE
$99,999 or less                          4-3/4%                      5.0%                            4%

$100,000 to $249,999                     3-1/2%                      3.6%                            3%

$250,000 to $499,999                     2-1/2%                      2.6%                            2%

$500,000 to $749,999                       2%                        2.0%                          1-3/4%

$750,000 to $999,999                       1%                        1.0%                         3/4 of 1%

$1,000,000 or more                         0%                        0.0%                            0%


         On purchases of $1 million or more, the investor pays no front-end sales charge but a contingent deferred sales charge of 0.75% may be imposed if shares purchased after August 1, 1997 are redeemed within the first year after purchase. The Distributor may pay the financial service firm a commission during the first year after such purchase at an annual rate as follows:

                                   PURCHASE AMOUNT                  COMMISSION
                                   First $3,000,000                    .75%
                                   Next $2,000,000                     .50%
                                   Over $5,000,000                     .25%

         Where a commission is paid for purchases of $1 million or more, such payment will be made from 12b-1 distribution fees received from the Fund and, in cases where the limits of the distribution plan in any year have been reached, from the Distributor's own resources.

         There are a number of ways to reduce the sales charge on the purchase of Class A shares, as set forth below.

         (i) Family Purchases: Purchases made by an individual, such individual's spouse and children under 21 are combined and treated as a purchase of a single person.

         (ii) Group Purchases: The purchases of an organized group, whether or not incorporated, are combined and treated as the purchase of a single person. The organization must have been organized for a purpose other than to purchase shares of mutual funds.

         (iii) Purchases for Employee Benefit Plans: Trusteed or other fiduciary accounts and Individual Retirement Accounts ("IRA") of a single employer are treated as purchases of a single person. Purchases of and ownership by an individual and such individual's spouse under an IRA are combined with their other purchases and ownership.

         (iv) Purchases under a Statement of Intention: By executing the "Statement of Intention" included in the Application Form at the back of the Prospectus, purchases of Class A

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shares of $100,000 or more made over a 13-month period may be made at the applicable price for the aggregate shares actually purchased during the period. Please see "Terms and Conditions" at the back of this prospectus.

         (v) Rights of Accumulation: If you notify your dealer or the Distributor, you may include the Class A shares you already own (valued at maximum offering price) in calculating the price applicable to your current purchase.

         (vi) Combined Purchases with other Davis Funds: Purchases of Class A shares of the Fund may be combined with your purchases of Class A shares of other Davis Funds, including Davis High Income Fund, Inc., Davis Tax-Free High Income Fund, Inc., Davis International Series, Inc. and all funds offered by Davis Series, Inc. (other than Davis Government Money Market Fund), separately or under combined Statements of Intention or rights of accumulation to determine the price applicable to your purchases of Class A shares of the Fund.

         (vii) Sales at Net Asset Value: The sales charge will not apply to: (1) Class A shares purchased through the automatic reinvestment of dividends and distributions (see "Dividends and Distributions"); (2) Class A shares purchased by directors, officers and employees of any fund for which the Adviser acts as investment adviser or officers and employees of the Adviser, Sub-Adviser or Distributor including former directors and officers and any spouse, child, parent, grandparent, brother or sister ("immediate family members") of all of the foregoing, and any employee benefit or payroll deduction plan established by or for such persons; (3) Class A shares purchased by any registered representatives, principals and employees (and any immediate family member) of securities dealers having a sales agreement with the Distributor; (4) initial purchases of Class A shares totaling at least $250,000 but less than $5,000,000, made at any one time by banks, trust companies and other financial institutions on behalf of one or more clients for which such institution acts in a fiduciary capacity; (5) Class A shares purchased by any single account covering a minimum of 250 participants (this 250 participant minimum may be waived for certain fee based mutual fund marketplace programs) and representing a defined benefit plan, defined contribution plan, cash or deferred plan qualified under 401(a) or 401(k) of the Internal Revenue Code or a plan established under section 403(b), 457 or 501(c)(9) of such Code or "rabbi trusts"; (6) Class A shares purchased by persons participating in a "wrap account" or similar fee-based program sponsored and maintained by a registered broker-dealer approved by the Fund's Distributor or by investment advisors or financial planners who place trades for their own accounts or the accounts of their clients and who charge a management, consulting or other fee for their services; and clients of such investment advisors or financial planners who place trades for their own accounts if the accounts are linked to the master account of such investment advisor or financial planner on the books and records of the broker or agent; and (7) Class A shares amounting to less than $5,000,000 purchased by any state, county, city, department, authority or similar agency. Investors may be charged a fee if they effect purchases in fund shares through a broker or agent. The Fund may also issue Class A shares at net asset value incident to a merger with or acquisition of assets of an investment company.

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                                    EXHIBIT B

         CLASS B SHARES. Class B shares are offered at net asset value, without a front-end sales charge. With certain exceptions described below, the Fund imposes a deferred sales charge of 4% on shares redeemed during the first year after purchase, 3% on shares redeemed during the second or third year after purchase, 2% on shares redeemed during the fourth or fifth year after purchase and 1% on shares redeemed during the sixth year after purchase. However, on Class B shares of the Fund which are acquired upon exchange from Class B shares of other Davis Funds which were purchased prior to December 1, 1994, the Fund will impose a deferred sales charge of 4% on shares redeemed during the first calendar year after purchase; 3% on shares redeemed during the second calendar year after purchase; 2% on shares redeemed during the third calendar year after purchase; and 1% on shares redeemed during the fourth calendar year after purchase, and no deferred sales charge is imposed on amounts redeemed after four calendar years from purchase. Class B shares will be subject to a maximum Rule 12b-1 fee at the annual rate of 1% of the class' average daily net asset value. The Fund will not accept any purchase of Class B shares in the amount of $250,000 or more per investor.

         Class B shares that have been outstanding for eight years will automatically convert to Class A shares without imposition of a front-end sales charge. The Class B shares so converted will no longer be subject to the higher expenses borne by Class B shares. Because the net asset value per share of the Class A shares may be higher or lower than that of the Class B shares at the time of conversion, although the dollar value will be the same, a shareholder may receive more or less Class A shares than the number of Class B shares converted. Under the Funds' private Internal Revenue Service Ruling, such a conversion will not constitute a taxable event under the federal income tax law. In the event that this ceases to be the case, the Board of Directors will consider what action, if any, is appropriate and in the best interests of the Class B shareholders. In addition, certain Class B shares held by certain defined contribution plans automatically convert to Class A shares based on increases of plan assets as described in the Statement of Additional Information.


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                                    EXHIBIT C

         CLASS C SHARES. Class C shares are offered at net asset value without a sales charge at the time of purchase. Class C shares redeemed within one year of purchase will be subject to a 1% charge upon redemption. Class C shares do not have a conversion feature. The Fund will not accept any purchases of Class C shares when Class A shares may be purchased at net asset value.

         The Distributor will pay a commission to the firm responsible for the sale of Class C shares. No other fees will be paid by the Distributor during the one-year period following purchase. The Distributor will be reimbursed for the commission paid from 12b-1 fees paid by the Fund during the one-year period. If Class C shares are redeemed within the one-year period after purchase, the 1% redemption charge will be paid to the Distributor. After Class C shares have been outstanding for more than one year, the Distributor will make quarterly payments to the firm responsible for the sale of the shares in amounts equal to 0.75% of the annual average daily net asset value of such shares for sales fees and 0.25% of the annual average daily net asset value of such shares for service and maintenance fees.




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                                    EXHIBIT D

         CLASS Y SHARES. Currently, Class Y shares are offered to (i) trust companies, bank trusts, endowments, pension plans or foundations acting on behalf of their own account or one or more clients for which such institution acts in a fiduciary capacity and investing at least $5,000,000 at any one time;
(ii) any state, county, city, department, authority or similar agency prohibited by law from paying a sales charge which invests at least $5,000,000; and (iii) any investor with an account established under a "wrap account" or other similar fee-based program sponsored and maintained by a registered broker-dealer approved by the Fund's Adviser ("Wrap Program Investors").






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                                    EXHIBIT E

         CLASS R SHARES. Currently, Class R shares generally are available only to 401(k) plans, 457 plans, employer sponsored 403(b) plans, profit sharing and money purchase pension plans, defined benefit plans, and non-qualified deferred compensation plans. Class R shares are also generally available only to retirement plans where plan level or omnibus accounts are held on the books of the Fund. Class R shares are not generally available to retail non-retirement accounts, traditional and Roth IRAs, Coverdell Education Savings Accounts, SEPs, SAR-SEPs, SIMPLE IRAs, and Individual 403(b) plans. Class R shares are subject to a maximum Rule 12b-1 fee at the annual rate of 0.75% of the class' average daily net asset value.




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                                    EXHIBIT F

         CONTINGENT DEFERRED SALES CHARGES. Any contingent deferred sales charge imposed upon the redemption of Class A, Class B or Class C shares is a percentage of the lesser of (i) the net asset value of the shares redeemed or
(ii) the original cost of such shares. No contingent deferred sales charge is imposed when you redeem amounts derived from (a) increases in the value of shares redeemed above the net cost of such shares or (b) certain shares with respect to which the Fund did not pay a commission on issuance, including shares acquired through reinvestment of dividend income and capital gains distributions. Upon request for redemption, shares not subject to the contingent deferred sales charge will be redeemed first. Thereafter, shares held the longest will be the first to be redeemed.

         The contingent deferred sales charge (CDSC) on Class A, B, and C Shares that are subject to a CDSC will be waived if the redemption relates to the following: (a) in the event of the total disability (as evidenced by a determination by the federal Social Security Administration) of the shareholder (including registered joint owner) occurring after the purchase of the shares being redeemed; (b) in the event of the death of the shareholder (including a registered joint owner); (c) for redemptions made pursuant to an automatic withdrawal plan in an amount, on an annual basis, up to 12% of the value of the account at the time the shareholder elects to participate in the automatic withdrawal plan; (d) for redemptions from a qualified retirement plan or IRA that constitute a tax-free return of contributions to avoid tax penalty; (e) on redemptions of shares sold to directors, officers and employees of any fund for which the Adviser acts as investment adviser or officers and employees of the Adviser, Sub-Adviser or Distributor including former directors and officers and immediate family members of all of the foregoing, and any employee benefit or payroll deduction plan established by or for such persons; (f) on redemptions pursuant to the right of the Fund to liquidate a shareholder's account if the aggregate net asset value of the shares held in such account falls below an established minimum amount; (g) certain other exceptions related to defined contribution plans as described in the Statement of Additional Information.



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                                    EXHIBIT G

                               EXCHANGE PRIVILEGES

         Shares of a particular class of the Fund may be exchanged only for shares of the same class of another Davis Fund except that Class A shareholders who are eligible to purchase Class Y shares may exchange their shares for Class Y shares of the Fund. Class R shares may not be exchanged into any other Fund or Class of shares. All of the Davis Funds offer Class A, Class B and Class C shares. The shares to be received upon exchange must be legally available for sale in your state. The net asset value of the initial shares being acquired must be at least $1,000 unless such exchange is under the Automatic Exchange Program described below.

         Shares may be exchanged at relative net asset value without any additional charge. However, if any shares being exchanged are subject to an escrow or segregated account pursuant to the terms of a Statement of Intention or a CDSC, such shares will be exchanged at relative net asset value, but the escrow or segregated account will continue with respect to the shares acquired in the exchange. In addition, the terms of any CDSC, or redemption fee, to which any Class B or Class C shares are subject at the time of exchange will continue to apply to any shares acquired upon exchange.

         Before you decide to make an exchange, you must obtain the current prospectus of the desired fund. Call your broker or the Distributor for information and a prospectus for any of the other Davis Funds registered in your state. Read the prospectus carefully. If you decide to exchange your shares, send State Street a written unconditional request for the exchange and follow the instructions regarding delivery of share certificates contained in the section on "Redemption of Shares". A signature guarantee is not required for such an exchange. However, if shares are also redeemed for cash in connection with the exchange transaction, a signature guarantee may be required. See "Redemption of Shares". Your dealer may charge an additional fee for handling an exercise of the exchange privilege.

         AUTOMATIC EXCHANGE PROGRAM. The Fund also offers an automatic monthly exchange program. All accounts established or utilized under this program must have the same registration and a minimum initial value of at least $250. All subsequent exchanges must have a value of at least $25. Each month, shares will be simultaneously redeemed and purchased at the chosen Davis Fund's applicable offering price. If you would like to participate in this program, you may use the appropriate designation on the Application Form.

         An exchange involves both a redemption and a purchase, and normally both are done on the same day. However, in certain instances such as where a large redemption is involved, the investment of redemption proceeds into shares of other Davis Funds may take up to seven days. For federal income tax purposes, exchanges between funds are treated as a sale and purchase. Therefore, there will usually be a recognizable capital gain or loss due to an exchange. An exchange between different classes of the same fund is not a taxable event.

         The number of times a shareholder may exchange shares among the Davis Funds within a specified period of time may be limited at the discretion of the Distributor. Currently, more than

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four exchanges out of a fund during a twelve month period are not permitted without the prior written approval of the Distributor. The Fund reserves the right to terminate or amend the exchange privilege at any time upon 60 or more days' notice.



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